PRICING SUPPLEMENT DATED NOVEMBER 19, 2004
------------------------------------------
(To prospectus supplement and prospectus dated November 26, 2003)
Pricing Supplement Number: 2410


                           Merrill Lynch & Co., Inc.
                          Medium-Term Notes, Series C
              Asian Currencies/United States Dollar Basket Notes
                             due November 29, 2006
                                 (the "Notes")
                $1,000 original public offering price per Note
                                  ----------

     The Notes are designed for investors who believe that the value of the New Taiwan dollar, the South Korean won, the Thai baht, the Indian Rupee, the Chinese renminbi (yuan), the Japanese yen and the Singapore dollar relative to the United States dollar will appreciate over the term of the Notes. The Notes are 99% principal protected, meaning that at maturity you will receive no less than $990 per $1,000 original public offering price of the Notes.

     The Notes will be part of a series of senior debt securities entitled "Medium-Term Notes, Series C" as more fully described in the accompanying prospectus (which term includes the accompanying prospectus supplement). Information included in this pricing supplement supercedes information in the prospectus to the extent it is different from the information included in the prospectus.

     References in this pricing supplement to "ML&Co.", "we", "us" and "our" are to Merrill Lynch & Co., Inc., and references to "MLPF&S" are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

     Investing in the Notes involves risks that are described in the "Risk Factors" section of this pricing supplement and the accompanying prospectus supplement.

Aggregate Original Public
Offering Price..............  $16,000,000

Original Public Offering
Price (per Note)............  $1,000

Original Issue Date.........  November 29, 2004

Stated Maturity Date........  November 29, 2006

Interest Rate...............  There will be no periodic payments of interest on the Notes prior to the Stated Maturity Date; however, on the Stated Maturity Date you will be entitled to receive a payment of interest on the Notes equal to the Redemption Amount (as defined below).

The Basket..................  The Asian Currencies/United States Dollar Basket
                              (the "Basket") is designed to allow investors to participate in exchange rate movements of the Asian currencies included in the Basket, as reflected by changes in the United States dollar value of the Basket, over the term of the Notes. The currencies that will compose the Basket are the New Taiwan dollar, the South Korean won, the Thai baht, the Indian Rupee, the Chinese renminbi (yuan), the Japanese yen and the Singapore dollar (the "Asian Basket Components") and the United States dollar. Each of these currencies is referred to in this pricing supplement as a "Basket Component". Each Basket Component has been assigned a weighting as listed in the table below. Positive weightings in the Basket in Asian currencies can be viewed as long positions, which could be sold for United States dollars. The negative weighting in the Basket in United States dollars can be viewed as a short position, which would require the future purchase of United States dollars to repay that short position. Changes in the United States dollar value of the Basket Components that have a greater weighting will have a greater effect on the United States dollar value of the Basket than changes in the United States dollar value of Basket Components that have a lesser weighting.

                              The value of the Basket was set to 100 on November 19, 2004, the date the Notes were priced for initial sale to the public (the "Pricing Date").

                              On the Pricing Date, a fixed factor (the
                              "Multiplier") was determined for each Basket
                              Component by dividing the weighting of the Basket Component by the initial Exchange Rate (as defined below) for the Basket Component on that date. The Multiplier for each Basket Component (as set forth in the table below) will remain fixed during the term of the Notes and can be used to calculate the value of the Basket on any given day as described below.

                              As Exchange Rates move, the United States dollar value of each Asian Basket Component in the Basket will vary based on the appreciation or depreciation of that Asian Basket Component. Any appreciation in the Asian Basket Components relative to the United States dollar (assuming no change in the values of the other Basket Components) will result in an increase in the value of the Basket. Conversely, any depreciation in the Asian Basket Components relative to the United States dollar (assuming no change in the values of the other Basket Components) will result in a decrease in the value of the Basket.

                              To compute the Basket value on any day, (1) the Multiplier of each Basket Component is multiplied by the then current Exchange Rate for that Basket Component, (2) the resulting products are summed and (3) the total is added to 100.


                                                                    Initial                              Initial Basket
 Currency                          Iso Code       Weighting      Exchange Rate          Multiplier            Value
 --------                          --------       ---------      -------------          ----------            -----
United States dollar                 USD            -100.00        1.000000            -100.000000         -100.0000
New Taiwan dollar                    TWD              27.00        0.030798             876.680304           27.0000
South Korean won                     KRW              20.00        0.000937           21344.717182           20.0000
Thai baht                            THB              18.00        0.024903             722.804481           18.0000
Indian rupee                         INR              15.00        0.022155             677.048070           15.0000
Chinese renminbi (yuan)              CNY              10.00        0.120824              82.765014           10.0000
Japanese yen                         JPY               5.00        0.009613             520.128992            5.0000
Singapore dollar                     SGD               5.00        0.605914               8.251996            5.0000
----------------                     ---               ----        --------               --------            ------


Amount Payable at Maturity..  On the Stated Maturity Date, for each Note that you own you will be entitled to receive a payment equal to the "Redemption Amount". The Redemption Amount to which you will be entitled will depend on the percentage change in the value of the Basket over the term of the Notes. The Redemption Amount will be denominated and payable in United Stated dollars and will be determined by the Calculation Agent (as defined below) as follows:

                              (i) If the Ending Value (as defined below) is greater than the Starting Value (as defined below), the Redemption Amount will equal the $1,000 original public offering price per Note multiplied by a percentage equal to:

                                  99 + (Participation Rate x (Ending Value -
                                  Starting Value)); or

                              (ii) If the Ending Value is equal to or less than the Starting Value, the Redemption Amount will equal $990.

                              As a result of the foregoing, the value of the Basket will need to increase by at least 0.83% in order for you to receive a Redemption Amount equal to the $1,000 original public offering price per Note. If the value of the Basket declines or does not increase sufficiently, you will receive less than the $1,000 original public offering price per Note. In no event, however, will you receive less than $990 per Note.

Starting Value..............  The "Starting Value" was set to 100 on the
                              Pricing Date.

Ending Value................  The "Ending Value" will equal the value of the
                              Basket as determined by the Calculation Agent on the seventh scheduled Business Day (as defined below) before the Stated Maturity Date, using the Exchange Rates on that date.

Participation Rate..........  The "Participation Rate" is a percentage equal to 120%.

Exchange Rates..............  The "Exchange Rates", (i) for purposes of determining a Basket value for the New Taiwan dollar, the South Korean won, the Thai baht, the Indian rupee, the Japanese yen and the Singapore dollar, will be those currency exchange rates in the interbank market quoted as one unit of the relevant currency in United States dollars as reported by Bloomberg L.P. ("Bloomberg") on page TKC7, or any substitute page thereto, and (ii) for purposes of determining a Basket value for the Chinese renminbi, will be that currency exchange rate in the interbank market quoted as one unit of Chinese renminbi in United States dollars as reported by Reuters Group PLC ("Reuters") on page SAEC, or any substitute page thereto. For purposes of determining the Ending Value, the Exchange Rates will be those rates reported by Bloomberg on page TKC7 or by Reuters on page SAEC (as applicable), or any substitute page thereto, at approximately 3:00 p.m., Tokyo time, for the New Taiwan dollar, the South Korean won, the Thai baht, the Indian rupee, the Japanese yen and the Singapore dollar and at 5:00 p.m., Beijing time, for the Chinese renminbi, on the relevant date. If the currency exchange rates are not so quoted on Bloomberg page TKC7 or on Reuters page SAEC (as applicable), or any substitute page thereto, then the Exchange Rates used to determine the Ending Value will equal the noon buying rate in New York for cable transfers in foreign currencies as announced by the Federal Reserve Bank of New York for customs purposes (the "Noon Buying Rate"). If the Noon Buying Rate is not announced on that date, then the Exchange Rates will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the Calculation Agent at approximately 10:00 a.m., New York City time, on the relevant date for the purchase or sale for deposits in the relevant currencies by the London offices of three leading banks engaged in the interbank market (selected in the sole discretion of the Calculation Agent) (the "Reference Banks"). If fewer than three Reference Banks provide spot quotations, then the Exchange Rates will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the Calculation Agent at approximately 10:00 a.m., New York City time, on the relevant date from two leading commercial banks in New York (selected in the sole discretion of the Calculation Agent), for the purchase or sale for deposits in the relevant currencies. If these spot quotations are available from only one bank, then the Calculation Agent, in its sole discretion, will determine which quotation is available and reasonable to be used. If no spot quotation is available, then the Exchange Rates will be the rate the Calculation Agent, in its sole discretion, determines to be fair and reasonable under the circumstances at approximately 10:00 a.m., New York City time, on the relevant date.

Business Day................  "Business Day" means any day other than a
                              Saturday or Sunday that is neither a legal holiday nor a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close and those banks are open for dealing in a foreign exchange and foreign currency deposits.

Events of Default...........  In case an Event of Default with respect to any
                              Notes has occurred and is continuing, the amount payable to a holder of a Note upon any acceleration permitted by the Notes, with respect to each $1,000 original public offering price per Note, will be equal to the Redemption Amount, calculated as though the date of acceleration were the Stated Maturity Date. If a bankruptcy proceeding is commenced in respect of ML&Co., the claim of the holder of a Note may be limited, under Section 502(b)(2) of Title 11 of the United States Code, to the $1,000 original public offering price per Note plus an additional amount of contingent interest calculated as though the date of the commencement of the proceeding were the Stated Maturity Date.

                              In case of default in payment of the Notes, whether on the Stated Maturity Date or upon acceleration, from and after that date the Notes will bear interest, payable upon demand of their holders, at the rate of 2.0% per annum, to the extent that payment of any interest is legally enforceable, on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for.

Optional Redemption.........  None

CUSIP number................  59018YUY5

Form of Notes...............  Book-entry

Denominations...............  We will issue and sell the Notes in denominations of $100,000 and integral multiples of $1,000 in excess thereof.

Trustee.....................  JPMorgan Chase Bank, N.A.

Calculation Agent...........  Merrill Lynch Capital Services, Inc.

                              All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and, absent a determination of a manifest error, will be conclusive for all purposes and binding on ML&Co. and the holders and beneficial owners of the Notes.

Underwriting Discount.......  0.5% of the Aggregate Original Public Offering
                              Price

Proceeds to ML&Co...........  99.5% of the Aggregate Original Public Offering
                              Price

                                 RISK FACTORS

     Your investment in the Notes will involve certain risks. You should consider carefully the following discussion of risks before you decide that an investment in the Notes is suitable for you.

Your investment may result in a loss

     We will not repay you a fixed amount of principal on the Notes on the maturity date. The Redemption Amount will depend on the change in the value of the Basket. Because the value of the Basket is subject to market fluctuations, the Redemption Amount you receive on the maturity date may be more or less than the $1,000 original public offering price per Note. If the Ending Value is less than or equal to the Starting Value, the Redemption Amount will be less than the $1,000 original public offering price per Note. As a result, you may lose some of your investment in the Notes. Even if the Ending Value is greater than the Starting Value, the increase in the value of the Basket may not be sufficient for the Redemption amount to exceed the $1,000 original public offering price per Note. The Redemption Amount you receive on the maturity date will, however, never be less than $990 per Note.

You must rely on your own evaluation of the merits of an investment linked to the Basket

     In the ordinary course of their businesses, affiliates of ML&Co. from time to time express views on expected movements in foreign currency exchange rates. These views are sometimes communicated to clients who participate in foreign exchange markets. However, these views, depending upon world-wide economic, political and other developments, may vary over differing time-horizons and are subject to change. Moreover, other professionals who deal in foreign currencies may at any time have significantly different views from those of our affiliates. For reasons such as these, we believe that most investors in foreign exchange markets derive information concerning those markets from multiple sources. In connection with your purchase of the Notes, you should investigate the foreign exchange markets and not rely on views which may be expressed by our affiliates in the ordinary course of their businesses with respect to future exchange rate movements.

     You should make such investigation as you deem appropriate as to the merits of an investment linked to the Basket. Neither the offering of the Notes nor any views which may from time to time be expressed by our affiliates in the ordinary course of their businesses with respect to future exchange rate movements constitutes a recommendation as to the merits of an investment in the Notes.

The exchange rate of the Chinese renminbi is currently managed by the Chinese government

     The Ministry of Finance of the government of China made the following disclosure in October 2003: "Since January 1, 1994, the government has used a unitary managed floating rate system. Under this system, the People's Bank of China publishes a daily base exchange rate... Authorized banks and financial institutions are allowed to quote, buy and sell rates for renminbi within a specified band around the central bank's daily exchange rate." The renminbi also is not fully convertible into other currencies. As a consequence of the government's management of the renminbi, the United States dollar/renminbi exchange rate has remained highly stable in recent years. For example, the noon buying rates in The City of New York on the last business days of 1998, 2000 and 2002 were 8.2789, 8.2774 and 8.2800, respectively. The current United States dollar/renminbi exchange rate is substantially unchanged from these values. If the renminbi continues to be managed as it has been since at least January 1, 1994, its price movements are unlikely to contribute significantly to either an increase or decrease in the value of the Basket. Additionally, if the management of the renminbi has resulted in its trading at levels that do not fully reflect market forces, a change in the Chinese government's management of the renminbi could result in a significant movement in the United States dollar/renminbi exchange rate. Assuming the value of all other Basket Components remain constant, a decrease in the value of the renminbi, whether as a result of a change in the government's management of the currency or for other reasons, would result in a decrease in the value of the Basket.

A trading market for the Notes is not expected to develop

     The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop. Although our affiliate MLPF&S has indicated that it expects to bid for Notes offered for sale to it by holders of the Notes, it is not required to do so and may cease making those bids at any time. In addition, while we describe in this pricing supplement how you can calculate the value of the Basket from publicly available information, we will not publish the value of the Basket over the term of the Notes and this may limit the trading market for the Notes. The limited trading market for your Notes may affect the price that you receive for your Notes if you do not wish to hold your investment until the Stated Maturity Date.

Potential conflicts of interest could arise

     Our subsidiary Merrill Lynch Capital Services, Inc. is our agent for the purposes of calculating, among other things, the Ending Value and the Redemption Amount. Under certain circumstances, the role of Merrill Lynch Capital Services, Inc. as our subsidiary and its responsibilities as Calculation Agent for the Notes could give rise to conflicts of interest. These conflicts could occur, for instance, in connection with its determination as to whether the value of the Basket can be obtained on a particular trading day, or in connection with judgments that it would be required to make in the event the value of the Basket is unavailable. Merrill Lynch Capital Services, Inc. is required to carry out its duties as Calculation Agent in good faith and using its reasonable judgment. However, because we control Merrill Lynch Capital Services, Inc., potential conflicts of interest could arise.

     We have entered into an arrangement with one of our subsidiaries to hedge the market risks associated with our obligation to pay the Redemption Amount. This subsidiary expects to make a profit in connection with this arrangement. We did not seek competitive bids for this arrangement from unaffiliated parties.

Tax consequences

     You should consider the tax consequences of investing in the Notes. See the section entitled "United States Federal Income Taxation" in this pricing supplement.

                     UNITED STATES FEDERAL INCOME TAXATION

     Set forth in full below is the opinion of Sidley Austin Brown & Wood LLP, tax counsel to ML&Co., as to certain United States federal income tax consequences of the purchase, ownership and disposition of the Notes. This opinion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including retroactive changes in effective dates) or possible differing interpretations. The discussion below deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, traders in securities that elect to mark to market, tax-exempt entities, persons holding Notes in a tax-deferred or tax-advantaged account, U.S. Holders (as defined below) whose functional currency is not the United States dollar, persons subject to the alternative minimum tax, or persons holding Notes as a hedge against currency risks, as a position in a "straddle" or as part of a "hedging", "conversion" or "integrated" transaction for tax purposes. It also does not deal with holders other than original purchasers (except where otherwise specifically noted in this pricing supplement). The following discussion also assumes that the issue price of the Notes, as determined for United States federal income tax purposes, equals the principal amount thereof. Persons considering the purchase of the Notes should consult their own tax advisors concerning the application of the United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

     As used in this pricing supplement, the term "U.S. Holder" means a beneficial owner of a Note that is for United States federal income tax purposes (a) a citizen or resident of the United States, (b) a corporation, partnership or other entity treated as a corporation or a partnership that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia (other than a partnership that is not treated as a United States person under any applicable Treasury regulations),
(c) an estate the income of which is subject to United States federal income taxation regardless of its source, (d) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (e) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business. Notwithstanding clause (d) of the preceding sentence, to the extent provided in Treasury regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to that date that elect to continue to be treated as United States persons also will be U.S. Holders. As used herein, the term "non-U.S. Holder" means a beneficial owner of a Note that is not a U.S. Holder.

General

     There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization, for United States federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. However, although the matter is not free from doubt, under current law, each Note should be treated as a debt instrument of ML&Co. for United States federal income tax purposes. ML&Co. currently intends to treat each Note as a debt instrument of ML&Co. for United States federal income tax purposes and, where required, intends to file information returns with the Internal Revenue Service (the "IRS") in accordance with this treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization of the Notes. Prospective investors in the Notes should be aware, however, that the IRS is not bound by ML&Co.'s characterization of the Notes as indebtedness, and the IRS could possibly take a different position as to the proper characterization of the Notes for United States federal income tax purposes. The following discussion of the principal United States federal income tax consequences of the purchase, ownership and disposition of the Notes is based upon the assumption that each Note will be treated as a debt instrument of ML&Co. for United States federal income tax purposes. If the Notes are not in fact treated as debt instruments of ML&Co. for United States federal income tax purposes, then the United States federal income tax treatment of the purchase, ownership and disposition of the Notes could differ from the treatment discussed below with the result that the timing and character of income, gain or loss recognized in respect of a Note could differ from the timing and character of income, gain or loss recognized in respect of a Note had the Notes in fact been treated as debt instruments of ML&Co. for United States federal income tax purposes.

U.S. Holders

     On August 30, 2004, the Treasury Department issued final regulations (the "Foreign Currency Regulations") under section 988 of the Internal Revenue Code of 1986, as amended (the "Code") addressing the United States federal income tax treatment of debt instruments having terms similar to the Notes. The Foreign Currency Regulations apply to debt instruments issued on or after October 29, 2004, and accordingly, will apply to the Notes. In general, under the Foreign Currency Regulations, since the amount payable at maturity with respect to a Note in excess of the principal amount of the Note, if any, will be determined by reference to the value of the Basket while repayment of 99% of the $1,000 original public offering price of each Note will not be affected by changes in the value of the Basket, the Notes will be taxed pursuant to the rules contained in certain final Treasury regulations (the "CPDI Regulations") addressing the proper United States federal income tax treatment of contingent payment debt instruments. The CPDI Regulations generally require a U.S. Holder of this type of an instrument to include future contingent and noncontingent interest payments in income as that interest accrues based upon a projected payment schedule. Moreover, in general, under the CPDI Regulations, any gain recognized by a U.S. Holder on the sale, exchange, or retirement of a contingent payment debt instrument is treated as ordinary income, and all or a portion of any loss realized could be treated as ordinary loss as opposed to capital loss (depending upon the circumstances).

     In particular, solely for purposes of applying the CPDI Regulations to the Notes, ML&Co. has determined that the projected payment schedule for the Notes will consist of a projected cash payment on the Stated Maturity Date of an amount equal to $1,058.51 per Note (the "Projected Redemption Amount"). This represents an estimated yield on the Notes equal to 2.87% per annum, compounded semiannually. Accordingly, during the term of the Notes, a U.S. Holder of a Note will be required to include in income as ordinary interest an amount equal to the sum of the daily portions of interest on the Note that are deemed to accrue at this estimated yield for each day during the taxable year (or portion of the taxable year) on which the U.S. Holder holds the Note. The amount of interest that will be deemed to accrue in any accrual period (i.e., generally each six-month period during which the Notes are outstanding) will equal the product of this estimated yield (properly adjusted for the length of the accrual period) and the Note's adjusted issue price (as defined below) at the beginning of the accrual period. The daily portions of interest will be determined by allocating to each day in the accrual period the ratable portion of the interest that is deemed to accrue during the accrual period. In general, for these purposes a Note's adjusted issue price will equal the Note's issue price (i.e., $1,000), increased by the interest previously accrued on the Note. On the Stated Maturity Date of a Note, in the event that the actual cash payment on the Stated Maturity Date (the "Actual Redemption Amount") exceeds $1,058.51 per Note (i.e., the Projected Redemption Amount), a U.S. Holder will be required to include the excess of the Actual Redemption Amount over $1,058.51 per Note (i.e., the Projected Redemption Amount) in income as ordinary interest on the Stated Maturity Date. Alternatively, in the event that the Actual Redemption Amount, if any, is less than $1,058.51 per Note (i.e., the Projected Redemption Amount), the amount by which the Projected Redemption Amount (i.e., $1,058.51 per Note) exceeds the Actual Redemption Amount will be treated first as an offset to any interest otherwise includible in income by the U.S. Holder with respect to the Note for the taxable year in which the Stated Maturity Date occurs to the extent of the amount of that includible interest. Any remaining portion of the Projected Redemption Amount (i.e., $1,058.51 per Note) in excess of the Actual Redemption Amount that is not treated as an interest offset pursuant to the foregoing rules generally will be an ordinary loss to the extent of interest previously included in income and, thereafter, capital loss. Any such capital loss generally will be treated as long-term or short-term capital loss (depending upon the U.S. Holder's holding period for the Note). In addition, U.S. Holders purchasing a Note at a price that differs from the adjusted issue price of the Note as of the purchase date (e.g., subsequent purchasers) will be subject to rules providing for certain adjustments to the foregoing rules and these U.S. Holders should consult their own tax advisors concerning these rules.

     Upon the sale or exchange of a Note prior to the Stated Maturity Date, a U.S. Holder would be required to recognize taxable gain or loss in an amount equal to the difference, if any, between the amount realized by the U.S. Holder upon that sale or exchange and the U.S. Holder's adjusted tax basis in the Note as of the date of disposition. A U.S. Holder's adjusted tax basis in a Note generally would equal the U.S. Holder's initial investment in the Note increased by any interest previously included in income with respect to the Note by the U.S. Holder. Any taxable gain would be treated as ordinary income. Any taxable loss would be treated as ordinary loss to the extent of the U.S. Holder's total interest inclusions on the Note. Any remaining loss generally would be treated as long-term or short-term capital loss (depending upon the U.S. Holder's holding period for the Note). All amounts includible in income by a U.S. Holder as ordinary interest pursuant to the CPDI Regulations would be treated as original issue discount.

     All prospective investors in the Notes should consult their own tax advisors concerning the application of the CPDI Regulations to their investment in the Notes. Investors in the Notes are able to obtain the projected payment schedule, as determined by ML&Co. for purposes of applying the CPDI Regulations to the Notes, by submitting a written request for that information to Merrill Lynch & Co., Inc., Corporate Secretary's Office, 222 Broadway, 17th Floor, New York, New York 10038, (212) 670-0432, corporatesecretary@exchange.ml.com.

     The projected payment schedule (including both the Projected Redemption Amount and the estimated yield on the Notes) has been determined solely for United States federal income tax purposes (i.e., for purposes of applying the CPDI Regulations to the Notes), and is neither a prediction nor a guarantee of what the actual Redemption Amount will be, or that the actual Redemption Amount will even exceed $990.00 per Note.

     The following table sets forth the amount of interest that will be deemed to have accrued with respect to each $1,000 original public offering price per Note during each accrual period over the term of the Notes based upon the projected payment schedule for the Notes (including both the Projected Redemption Amount and an estimated yield equal to 2.87% per annum (compounded semiannually)) as determined by ML&Co. for purposes of applying the CPDI Regulations to the Notes.


                                                                              Total interest
                                                                              deemed to have
                                                    Interest deemed           accrued on Notes
                                                   to accrue during            as of end of
                                                    accrual period            accrual period
Accrual Period                                        (per Note)                 (per Note)
--------------                                        ----------                 ----------
November 29, 2004 through May 29, 2005.........        $14.23                     $14.23
May 30, 2005 through November 29, 2005.........        $14.55                     $28.78
November 30, 2005 through May 29, 2006.........        $14.76                     $43.54
May 30, 2006 through November 29, 2006.........        $14.97                     $58.51


---------------------------
Projected Redemption Amount = $1,058.51 per Note.

Non-U.S. Holders

     A non-U.S. Holder will not be subject to United States federal income taxes on payments of principal, premium (if any) or interest (including original issue discount, if any) on a Note, unless the non-U.S. Holder is a direct or indirect 10% or greater shareholder of ML&Co., a controlled foreign corporation related to ML&Co. or a bank receiving interest described in section 881(c)(3)(A) of the Code. However, income allocable to non-U.S. Holders will generally be subject to annual tax reporting on IRS Form 1042-S. For a non-U.S. Holder to qualify for the exemption from taxation, any person, U.S. or foreign, that has control, receipt or custody of an amount subject to withholding, or who can disburse or make payments of an amount subject to withholding (the "Withholding Agent") must have received a statement that (a) is signed by the beneficial owner of the Note under penalties of perjury, (b) certifies that the owner is a non-U.S. Holder and (c) provides the name and address of the beneficial owner. The statement may generally be made on IRS Form W-8BEN (or other applicable form) or a substantially similar form, and the beneficial owner must inform the Withholding Agent of any change in the information on the statement within 30 days of that change by filing a new IRS Form W-8BEN (or other applicable form). Generally, an IRS Form W-8BEN provided without a U.S. taxpayer identification number will remain in effect for a period starting on the date the form is signed and ending on the last day of the third succeeding calendar year, unless a change in circumstances makes any information on the form incorrect. If a Note is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent. Under certain circumstances, the signed statement must be accompanied by a copy of the applicable IRS Form W-8BEN (or other applicable form) or the substitute form provided by the beneficial owner to the organization or institution.

     Under current law, a Note will not be includible in the estate of a non-U.S. Holder unless the individual is a direct or indirect 10% or greater shareholder of ML&Co. or, at the time of the individual's death, payments in respect of that Note would have been effectively connected with the conduct by the individual of a trade or business in the United States.

Backup Withholding

     Backup withholding at the applicable statutory rate of United States federal income tax may apply to payments made in respect of the Notes to registered owners who are not "exempt recipients" and who fail to provide certain identifying information (such as the registered owner's taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the Notes to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients.

     In addition, upon the sale of a Note to (or through) a broker, the broker must withhold on the entire purchase price, unless either (a) the broker determines that the seller is a corporation or other exempt recipient or (b) the seller provides, in the required manner, certain identifying information (e.g., an IRS Form W-9) and, in the case of a non-U.S. Holder, certifies that the seller is a non-U.S. Holder (and certain other conditions are met). This type of a sale must also be reported by the broker to the IRS, unless either
(a) the broker determines that the seller is an exempt recipient or (b) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the registered owner's non-U.S. status would be made normally on an IRS Form W-8BEN (or other applicable form) under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

     Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against the beneficial owner's United States federal income tax provided the required information is furnished to the IRS.

                             ERISA CONSIDERATIONS

     Each fiduciary of a pension, profit-sharing or other employee benefit plan (a "plan") subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), should consider the fiduciary standards of ERISA in the context of the plan's particular circumstances before authorizing an investment in the Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the plan, and whether the investment would involve a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

     Section 406 of ERISA and Section 4975 of the Code prohibit plans, as well as individual retirement accounts and Keogh plans subject to Section 4975 of the Code (also "plans") from engaging in certain transactions involving "plan assets" with persons who are "parties in interest" under ERISA or "disqualified persons" under the Code ("parties in interest") with respect to the plan or account. A violation of these prohibited transaction rules may result in civil penalties or other liabilities under ERISA and/or an excise tax under Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Certain employee benefit plans and arrangements including those that are governmental plans (as defined in section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) ("non-ERISA arrangements") are not subject to the requirements of ERISA or Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, foreign or other regulations, rules or laws ("similar laws").

     The acquisition of the Notes by a plan with respect to which we, MLPF&S or certain of our affiliates is or becomes a party in interest may constitute or result in prohibited transaction under ERISA or Section 4975 of the Code, unless those Notes are acquired pursuant to and in accordance with an applicable exemption. The U.S. Department of Labor has issued five prohibited transaction class exemptions, or "PTCEs", that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of the Notes. These exemptions are:

      (1) PTCE 84-14, an exemption for certain transactions determined or effected by independent qualified professional asset managers;

      (2) PTCE 90-1, an exemption for certain transactions involving insurance company pooled separate accounts;

      (3) PTCE 91-38, an exemption for certain transactions involving bank collective investment funds;

      (4) PTCE 95-60, an exemption for transactions involving certain insurance company general accounts; and

      (5) PTCE 96-23, an exemption for plan asset transactions managed by in-house asset managers.

     The Notes may not be purchased or held by (1) any plan, (2) any entity whose underlying assets include "plan assets" by reason of any plan's investment in the entity (a "plan asset entity") or (3) any person investing "plan assets" of any plan, unless in each case the purchaser or holder is eligible for the exemptive relief available under one or more of the PTCEs listed above or another applicable similar exemption. Any purchaser or holder of the Notes or any interest in the Notes will be deemed to have represented by its purchase and holding of the Notes that it either (1) is not a plan or a plan asset entity and is not purchasing those Notes on behalf of or with "plan assets" of any plan or plan asset entity or (2) with respect to the purchase or holding, is eligible for the exemptive relief available under any of the PTCEs listed above or another applicable exemption. In addition, any purchaser or holder of the Notes or any interest in the Notes which is a non-ERISA arrangement will be deemed to have represented by its purchase and holding of the Notes that its purchase and holding will not violate the provisions of any similar law.

     Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing the Notes on behalf of or with "plan assets" of any plan, plan asset entity or non-ERISA arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above or any other applicable exemption, or the potential consequences of any purchase or holding under similar laws, as applicable.

                          USE OF PROCEEDS AND HEDGING

     The net proceeds from the sale of the Notes will be used as described under "Use of Proceeds" in the accompanying prospectus and to hedge market risks of ML&Co. associated with its obligation to pay the Redemption Amount.

                       SUPPLEMENTAL PLAN OF DISTRIBUTION

     MLPF&S has advised ML&Co. that it proposes initially to offer all or part of the Notes directly to the public on a fixed price basis at the offering price set forth above. After the initial public offering, the public offering price may be changed. The obligations of MLPF&S are subject to certain conditions and it is committed to take and pay for all of the Notes if any are taken.

===============================================================================


                               [OBJECT OMITTED]



                           Merrill Lynch & Co., Inc.
                          Medium-Term Notes, Series C
              Asian Currencies/United States Dollar Basket Notes
                             due November 29, 2006
                                 (the "Notes")
                $1,000 original public offering price per Note






                    --------------------------------------

                              PRICING SUPPLEMENT

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                              Merrill Lynch & Co.



                               November 19, 2004


===============================================================================